Carolina Power & Light Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. These consolidated interim financial statements are prepared in conformity with the accounting principles reflected in the financial statements included in the Company's 1995 Annual Report to Shareholders and the 1995 Annual Report on Form 10-K. Due to temperature variations between seasons of the year, the timing of outages of electric generating units, especially nuclear-fueled units and the impact of Hurricane Fran, which is discussed below, the amounts reported in the Statements of Income for periods of less than twelve months are not necessarily indicative of amounts expected for the year. Certain amounts for 1995 have been reclassified to conform to the 1996 presentation.

     In preparing financial statements that conform with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

2. In 1996, the Company entered into two new long-term revolving credit facilities totaling $350 million, which support the Company's commercial paper borrowings. The Company is required to pay minimal annual commitment fees to maintain these facilities. Consistent with management's intent to maintain its commercial paper on a long-term basis, and as supported by the long-term credit facilities, the Company included $244.7 million of commercial paper outstanding in long-term debt.

3. In 1994, the Board of Directors of the Company authorized the repurchase of up to 10 million shares of the Company's common stock on the open market. In accordance with the stock repurchase program, the Company has purchased approximately 9.2 million shares through September 30, 1996.

4.   Included in the Company's Statements of Income is approximately
     $29.8 million of maintenance expense incurred as a result of Hurricane Fran striking the Company's service territory on September 5, 1996. The Company estimates that restoring its system from the hurricane's damage could result in expenditures of approximately $83 million. Approximately two-thirds of the cost represents capital expenditures related to labor and materials used in replacing destroyed poles, lines and other equipment. The remaining one-third is related to repairs of damaged equipment. On September 13, 1996, the Company proposed to the North Carolina Utilities Commission (NCUC) a plan that would allow deferral of hurricane-related maintenance expenses, with amortization over the next three years. The capital expenditures related to the hurricane will be depreciated. See Note 5 below for additional discussion of this matter.

5. Contingencies existing as of the date of these statements are described below. No significant changes have occurred since December 31, 1995, with respect to the commitments discussed in
     Note 10 of the financial statements included in the Company's 1995 Annual Report to Shareholders.

     a) In the Company's retail jurisdictions, provisions for nuclear decommissioning costs are approved by the NCUC and the South Carolina Public Service Commission and are based on site-specific estimates that include costs for removal of all radioactive and other structures at the site. In the wholesale jurisdiction, the provisions for nuclear decommissioning costs are based on amounts agreed upon in applicable rate agreements. Based on the site-specific estimates discussed below, and using an assumed after-tax earnings rate of 8.5% and an assumed cost escalation rate of 4%, current levels of rate recovery for nuclear decommissioning costs are adequate to provide for decommissioning of the Company's nuclear facilities.

     The Company's most recent site-specific estimates of decommissioning costs were developed in 1993, using 1993 cost factors, and are based on prompt dismantlement decommissioning, which reflects the cost of removal of all radioactive and other structures currently at the site, with such removal occurring shortly after operating license expiration. These estimates, in 1993 dollars, are $257.7 million for Robinson Unit No. 2, $235.4 million for Brunswick Unit No. 1, $221.4 million for Brunswick Unit No. 2 and $284.3 million for the Harris Plant. These estimates are subject to change based on a variety of factors including, but not limited to, cost escalation, changes in technology applicable to nuclear decommissioning, and changes in federal, state or local regulations. The cost estimates exclude the portion attributable to North Carolina Eastern Municipal Power Agency, which holds an undivided ownership interest in the Brunswick and Harris nuclear generating facilities. Operating licenses for the Company's nuclear units expire in the year 2010 for Robinson Unit No. 2, 2016 for Brunswick Unit No. 1, 2014 for Brunswick Unit No. 2 and 2026 for the Harris Plant.
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     The Financial Accounting Standards Board has reached several tentative conclusions with respect to its project regarding accounting practices related to closure and removal of long-lived assets. The primary conclusions as they relate to nuclear decommissioning are: 1) the cost of decommissioning should be accounted for as a liability and accrued as the obligation is incurred; 2) recognition of a liability for decommissioning results in recognition of an increase to the cost of the plant;
     3) the decommissioning liability should be measured based on discounted future cash flows using a risk-free rate; and 4) decommissioning trust funds should not be offset against the decommissioning liability. An exposure draft was issued in February 1996 and it is uncertain what impact, if any, the final statement may have on the Company's accounting for decommissioning and other closure and removal costs.

     b) As required under the Nuclear Waste Policy Act of 1982, the Company entered into a contract with the U. S. Department of Energy (DOE) under which the DOE agreed to dispose of the Company's spent nuclear fuel. The Company cannot predict whether the DOE will be able to perform its contractual obligations and provide interim storage or permanent disposal repositories for spent nuclear fuel and/or high-level radioactive waste materials on a timely basis.

     With certain modifications, the Company's spent fuel storage facilities are sufficient to provide storage space for spent fuel generated on the Company's system through the expiration of the current operating licenses for all of the Company's nuclear generating units. Subsequent to the expiration of the licenses, dry storage may be necessary.

     c) With regard to the Company's current retail rates, a petition was filed on July 19, 1996, by the Carolina Industrial Group for Fair Utility Rates (CIGFUR) with the NCUC requesting that the NCUC conduct an investigation of the Company's base rates. The petition alleges that the Company's return on equity, which was authorized by the NCUC in the Company's last general rate proceeding in 1988, and earnings are too high. The Company filed a response to the petition and motion to dismiss on July 29, 1996, in which it argued that the petition was without merit. As part of this docket, the Company filed a proposal on September 13, 1996, to accelerate amortization of certain regulatory assets. The proposed accelerated amortizations will reduce net income by approximately $43 million in each of the next three years. The Company anticipates filing a similar proposal to accelerate amortization of certain regulatory assets with the South Carolina Public Service Commission. These adjustments, if approved, would reduce net income by approximately an additional $13 million in each of the next three years. In addition to the acceleration of amortization on the regulatory assets, the Company proposed that the NCUC approve deferral of storm-related maintenance expenses from Hurricane Fran, to be amortized over
     the period 1997-1999.    The Company cannot predict the outcome
     of this matter.

     d) The Company is subject to federal, state and local regulations addressing air and water quality, hazardous and solid waste management and other environmental matters.

     Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under various federal and state laws, and a liability may exist for their remediation. There are several manufactured gas plant (MGP) sites to which the Company and certain entities that were later merged into the Company may have had some connection. In this regard, the Company, along with other entities alleged to be former owners and operators of MGP sites in North Carolina, is participating in a cooperative effort with the North Carolina Department of Environment, Health and Natural Resources, Division of Solid Waste Management (DSWM) to establish a uniform framework for addressing those sites. It is anticipated that the investigation and remediation of specific MGP sites will be addressed pursuant to one or more Administrative Orders on Consent between DSWM and individual potentially responsible parties. To date, the Company has not entered into any such orders. The Company continues to investigate the identities of parties connected to MGP sites in North Carolina, the relative relationships of the Company and other parties to those sites and the degree, if any, to which the Company should undertake shared voluntary efforts with others at individual sites.

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     The Company has been notified by regulators of its involvement or potential involvement in several sites, other than MGP sites, that require remedial action. Although the Company cannot predict the outcome of these matters, it does not expect costs associated with these sites to be material to the results of operations of the Company.

     The Company has recorded a liability for the estimated costs associated with investigation and remediation activities for certain MGP sites and for sites other than MGP sites. This liability is not material to the financial position of the Company.

     Due to the lack of information with respect to the operation of MGP sites for which a liability has not been accrued and due to the uncertainty concerning questions of liability and potential environmental harm, the extent and cost of required remedial action, if any, are not currently determinable. The Company cannot predict the outcome of these matters or the extent to which other MGP sites may become the subject of inquiry.